Filed by FoxHollow Technologies, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: FoxHollow Technologies, Inc.

Commission File No.: 000-50998

This filing is an updated version of the FoxHollow Employee FAQ filed on July 23, 2007.

FoxHollow Employee FAQ

1.	Why are FoxHollow and ev3 combining?

FoxHollow and ev3 are very complementary and highly synergistic companies. FoxHollow’s atherectomy and thrombectomy technologies are a great fit with ev3’s stents, PTA balloons and embolic protection devices, providing a solid platform for continued penetration in the rapidly growing peripheral vascular disease segment.

A combined ev3-FoxHollow will have one of the largest U.S. distribution footprints in endovascular devices with one of the broadest and most technologically advanced product offerings. This transaction results in important benefits for the combined company and ensures long-term growth and significant value for endovascular specialists and their patients, as well as stockholders and employees.

Importantly, the two companies have an established working relationship having agreed in January of this year to collaborate on conducting a joint clinical study and marketing program for our Rock Hawk calcium cutting device and ev3’s SpiderFX™ embolic protection device.

2.	Who is ev3?

ev3 is a global medical device company focused on catheter-based and endovascular technologies for the minimally invasive treatment of vascular disease and disorders. ev3 is committed to serve the three endovascular segments – Peripheral Vascular, Cardiovascular and Neurovascular – and to be a global provider of products for underserved and emerging device markets.

3.	How will this transaction affect employees?

Both FoxHollow and ev3 employees have done an excellent job in building their respective companies to where they are today. Our cultures are similar – passionate and driven by innovation and excellence. By combining our companies, we believe we can enhance our capabilities and resources to accelerate our success.

We believe employees will benefit from additional career development and advancement opportunities from being part of a larger company, poised for significant growth. Until the closing, however, we remain separate companies, and we will focus on achieving our goals and serving our customers with the same quality and commitment that they have come to expect from FoxHollow.

4.	How long before the transaction closes? What approvals are required?

The transaction is subject to approval of FoxHollow’s stockholders as well as customary closing conditions and antitrust approvals, including expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. The transaction is expected to be completed in the fourth quarter of 2007.

5.	What are the plans to integrate the two companies?

While it is premature to discuss specifics now, we have defined an integration planning team that has begun working to address how we can best utilize each other’s strengths and bring our companies together. This integration team is being led by Duke Rohlen, President of Strategic Operations at FoxHollow and Stacy Enxing-Seng, President of ev3’s Peripheral Vascular group. Given the complementary nature of our two companies and the solid teams at both FoxHollow and ev3, we expect to realize the benefits of this transaction quickly and efficiently following the transaction’s close.

6.	Will there be any changes in employee benefits and compensation?

Both FoxHollow and ev3 are committed to providing a competitive compensation and benefits package that will allow us to continue to attract and retain great talent, which has been the foundation to the success of both of our organizations. As the closing of the transaction approaches, more information will be communicated as to the integration and transition of all benefit plans and offerings.

7.	What happens to employee stock options and other FoxHollow stock awards?

Upon the closing of the transaction, FoxHollow options will be assumed by ev3 and become options to purchase the common stock of ev3. The number of shares that remain subject to any such assumed option will be multiplied by a “stock award exchange ratio” (rounded down to the nearest number of whole shares), and the exercise price per share of the assumed option will be divided by the stock award exchange ratio (rounded up to the nearest whole cent). The stock award exchange ratio will not be determined until shortly before the closing of the transaction, and will be based on the average of the closing prices for a share of ev3 common stock on the Nasdaq Global Select Market for a specified period ending two trading days before the day that the merger is consummated. Other awards based on FoxHollow common stock will be converted into awards based on shares of ev3 common stock and the number of shares of ev3 common stock subject to such awards following the closing of the merger will be equal to the number of shares of FoxHollow common stock subject to such awards prior to the effective time of the merger, multiplied by the stock award exchange ratio described above, rounded down to the nearest whole share.

Other than as described above, all FoxHollow options and other stock awards following the merger will continue on terms substantially identical to those in effect with respect to such options or awards immediately prior to the effective time of the merger.

Example:

An employee holds an option to purchase 1,000 shares of FoxHollow at an exercise price of $20.00 per share. If ev3’s average closing price for the 10-day period leading up to the closing of the transaction is $17.00, then the number of shares and the exercise price of the new option are calculated as follows:

New number of shares	=	1,000 x ($2.75 + (1.45 x $17.00))
$17.00

	=	1,000 x 1.611

	=	1,611 shares

New exercise price	=	$20 ÷ ($2.75 + (1.45 x $17.00))
$17.00

	=	$20 ÷ 1.611

	=	$12.41

The foregoing example is presented for illustrative purposes only and does not necessarily represent what the stock award exchange ratio in the merger will be. The stock exchange ratio actually may be higher or lower than indicated above and will not be determined until shortly before the closing of the merger.

8.	Will there be any layoffs as a result of the transaction?

Yes. In order to maximize the success of the combined company, it is essential that we be as efficient and streamlined as possible. We cannot afford redundancies. We will take a fair and balanced approach, conducting a thorough analysis of our combined workforce. Both management teams will be concentrating on retaining the best talent for the combined company.

9.	After the closing of the transaction, what will the combined company be called, where will it be headquartered, and who will lead it?

Both FoxHollow and ev3 have established names and brand equity in the marketplace. Until the transaction is completed, both companies will continue to operate under their current names and identities. In parallel, representatives from both companies are working together to determine the best brand solution, with the primary goal of maintaining recognition and visibility among our customers.

The combined company will be headquartered in Plymouth, Minn., with operating and manufacturing divisions in Irvine and Redwood City, Calif. The company’s principal international office will be in Paris, France.

Following the close of the transaction, Jim Corbett, ev3’s President and CEO, will become Chairman and Chief Executive Officer of the combined company and John Simpson, FoxHollow’s Founder and CEO, will become Vice Chairman and Chief Scientist. The combined company’s Board of Directors will be comprised of 10 members with six nominated by ev3 and four nominated by FoxHollow.

10.	How will this transaction affect our relationship with our customers?

In the end, this transaction is about better meeting the needs of our customers and helping them to have even more choices in the treatment of their patients. Together, ev3 and FoxHollow will offer one of the broadest and most technologically advanced product lines, including a wide spectrum of products to treat vascular disease, including atherectomy and thrombectomy, PTA balloons, stents, embolic protection devices, infusion catheters/wires, embolic coils and liquid embolics.

We anticipate our existing relationships will be strengthened as a result of this agreement. We will be working closely with our customers to help ensure they understand the real benefits of this transaction and why we believe we will be an even better strategic partner.

11.	How will this transaction affect our relationship with our suppliers?

All contracts will be honored, and day-to-day contacts will remain the same. In the coming months, we will review our supplier relationships and determine the best solution for the combined company, physicians, and their patients. It will be business as usual, however, until the transaction closes.

12.	Where can employees obtain additional information?

We will do our best to answer your questions in a timely and informative manner. Please feel free to contact your manager or the leader of your department. You may also email questions relating to this transaction to questions@foxhollowtech.com.

Forward-Looking Statements

This communication contains “forward-looking statements” about ev3 and FoxHollow within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving ev3 and FoxHollow, including the potential accretion of the transaction to ev3, potential synergies and cost savings and the timing thereof, future financial and operating results, the expected timing of the completion of the transaction, the combined company’s plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” or words of similar meaning and any other statements that are not historical facts. Such forward-looking statements are based upon the current beliefs and expectations of ev3’s and FoxHollow’s management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond the control of ev3 and FoxHollow. Actual results may differ materially from the results anticipated in these forward-looking statements.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statement: general business and economic conditions; the ability to obtain governmental approvals of the transaction on a timely basis; the failure of FoxHollow stockholders to approve the transaction; the competitive environment; the failure to realize synergies and cost-savings from the transaction or delay in realization thereof; the businesses of ev3 and FoxHollow may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; and operating costs and business disruption following the merger, including adverse effects on employee retention and on our business relationships with third parties, including physicians, providers and distributors. Additional factors that could cause ev3’s and FoxHollow’s results to differ materially from those described in the forward-looking statements can be found in ev3’s and FoxHollow’s Annual Reports on Form 10-K for the year ended December 31, 2006, and ev3’s Quarterly Report on Form 10-Q for the quarter ended April 1, 2007 and FoxHollow’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, which are filed with the Securities and Exchange Commission and available at the SEC’s web site at www.sec.gov. The information set forth herein speaks only as of the date hereof, and ev3 and FoxHollow disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this communication.

Important Additional Information for Investors and Stockholders

This communication is being made in respect of the proposed business combination involving ev3 and FoxHollow. In connection with the proposed transaction, ev3 intends to file with the SEC a registration statement on Form S-4, containing an information/proxy statement-prospectus and other relevant materials and each of ev3 and FoxHollow plan to file with the SEC other documents regarding the proposed transaction. The final information/proxy statement-prospectus will be mailed to the stockholders of ev3 and FoxHollow. INVESTORS AND SECURITY HOLDERS OF EV3 AND FOXHOLLOW ARE URGED TO READ THE INFORMATION/PROXY STATEMENT-PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS) AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT EV3, FOXHOLLOW AND THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of the registration statement and the information/proxy statement-prospectus (when available) and other documents filed with the SEC by ev3 and FoxHollow at the SEC’s web site at www.sec.gov. Free copies of the registration statement and the information/proxy statement-prospectus (when available) and other documents filed with the SEC can also be obtained by directing a request to ev3, Attention: Investor Relations Dept., telephone: (763) 398-7000; or at ir@ev3.net or to FoxHollow, Attention: Investor Relations Dept., telephone (650) 421-8449, or at investorrelations@foxhollowtech.com. In addition, investors and security holders may access copies of the documents filed with the SEC by ev3 on ev3’s website at www.ev3.net, and investors and security holders may access copies of the documents filed with the SEC by FoxHollow on FoxHollow’s website at www.foxhollowtech.com.

ev3, FoxHollow and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies from the stockholders of FoxHollow in respect of the proposed transaction. Information regarding ev3’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2006, filed with the SEC on March 14, 2007 and the proxy statement for ev3’s 2007 Annual Meeting of Stockholders, filed with the SEC on April 16, 2007. Information regarding FoxHollow’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2006, filed with the SEC on March 13, 2007 and the proxy statement for FoxHollow’s 2007 Annual Meeting of Stockholders, filed with the SEC on April 30, 2007. If and to the extent that any of the ev3 or FoxHollow participants will receive any additional benefits in connection with the merger that are unknown as of the date of this filing, the details of those benefits will be described in the definitive information/proxy statement-prospectus relating to the merger. Investors and stockholders can obtain more detailed information regarding the direct and indirect interests of ev3’s and FoxHollow’s directors and executive officers in the merger by reading the definitive information/proxy statement-prospectus when it becomes available.